AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 15, 2023

File No. 333-273096

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. [  ]

Post-Effective Amendment No. 1

FUNDVANTAGE TRUST
(Exact Name of Registrant as Specified in Charter)

301 Bellevue Parkway, Wilmington, DE 19809
(Address of Principal Executive Offices)

(856) 528-3500
(Registrant’s Area Code and Telephone Number)

With copies to:

Joel L. Weiss JW Fund Management LLC 1636 N Cedar Crest Blvd., Suite #161 Allentown, PA 18104	Joseph V. Del Raso, Esq. Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square Philadelphia, PA 19103

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered: Investor Class and Institutional Class Shares of beneficial interest, no par value per share, of the Polen Global SMID Company Growth Fund, a series of the Registrant. No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

It is proposed that this filing will become effective immediately, pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

The Information Statement/Prospectus and Statement of Additional Information, each in the form filed on August 7, 2023 in Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-14 (File No. 333-273096) (Accession Number 0001829126-23-005166), are incorporated herein by reference.

This Post-Effective Amendment is being filed solely for the purpose of filing the final tax opinion as Exhibit No. (12) to this Registration Statement on Form N-14.

PART C

OTHER INFORMATION

Item 15.	Indemnification.

No change from the information set forth in Item 30 of the most recently filed Registration Statement of Polen Global SMID Company Growth Fund (the “Registrant”), a series of FundVantage Trust, on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 (File Nos. 333-141120 and 811-22027), as filed with the Securities and Exchange Commission on August 29, 2022 (Accession No. 0001829126-22-016264), which information is incorporated herein by reference.

Item 16.	Exhibits.

(1)	(a)	Amended and Restated Agreement and Declaration of Trust. Incorporated by reference to Post-Effective Amendment No. 57 to Registrant’s Registration Statement as filed with the Commission on May 18, 2012.

	(b)	Certificate of Trust. Incorporated by reference to Registrant’s Initial Registration Statement as filed with the Commission on March 7, 2007.

(c) Amended and Restated Schedule A to Amended and Restated Agreement and Declaration of Trust. Incorporated by reference to Registrant’s Registration Statement on Form N-14 as filed with the Commission on June 30, 2023.

(2)	By-Laws. Incorporated by reference to Post-Effective Amendment No. 169 to Registrant’s Registration Statement as filed with the Commission on August 28, 2017.

(3)	Not applicable.

(4)	Agreement and Plan of Reorganization is filed herewith as Exhibit A this Registration Statement on Form N-14.

(5)	See Articles 3, 7 and 8 of the Amended and Restated Agreement and Declaration of Trust. Incorporated by reference to Post-Effective Amendment No. 57 to Registrant’s Registration Statement as filed with the Commission on May 18, 2012.

(6)	(a)	Investment Advisory Agreement with Polen Management, LLC (“Polen”) dated October 19, 2012. Incorporated by reference to Post-Effective Amendment No. 77 to Registrant’s Registration Statement as filed with the Commission on August 28, 2013.

	(b)	Amended and Restated Schedules A and B to the Investment Advisory Agreement with Polen dated February 28, 2023. Incorporated by reference to Post-Effective Amendment No. 302 to Registrant’s Registration Statement as filed with the Commission on February 28, 2023.

(7)	(a)	Underwriting Agreement with Foreside Funds Distributors LLC (“Foreside”) dated April 1, 2012. Incorporated by reference to Post-Effective Amendment No. 55 to Registrant’s Registration Statement as filed with the Commission on April 13, 2012.

	(b)	Amendment to Underwriting Agreement with Foreside effective September 30, 2021. Incorporated by reference to Post-Effective Amendment No. 266 to Registrant’s Registration Statement as filed with the Commission on January 28, 2022.

	(c)	First Amendment to Underwriting Agreement with Foreside dated December 2, 2021. Incorporated by reference to Post-Effective Amendment No. 266 to Registrant’s Registration Statement as filed with the Commission on January 28, 2022.

	(d)	Second Amendment to Underwriting Agreement with Foreside dated March 15, 2022. Incorporated by reference to Post-Effective Amendment No. 284 to Registrant’s Registration Statement as filed with the Commission on August 29, 2022.

	(e)	Third Amendment to Underwriting Agreement with Foreside dated June 30, 2022. Incorporated by reference to Post-Effective Amendment No. 299 to Registrant’s Registration Statement as filed with the Commission on January 30, 2023.

	(f)	Fourth Amendment to Underwriting Agreement with Foreside dated December 2, 2022. Incorporated by reference to Post-Effective Amendment No. 299 to Registrant’s Registration Statement as filed with the Commission on January 30, 2023.

(8)	Not applicable.

(9)	(a)	Custody Agreement with The Bank of New York Mellon dated March 14, 2011. Incorporated by reference to Post-Effective Amendment No. 52 to Registrant’s Registration Statement as filed with the Commission on August 29, 2011.

	(b)	Amended and Restated Schedule II to the Custody Agreement with The Bank of New York Mellon dated December 30, 2022. Incorporated by reference to Post-Effective Amendment No. 299 to Registrant’s Registration Statement as filed with the Commission on January 30, 2023.

	(c)	Foreign Custody Manager Agreement with The Bank of New York Mellon dated March 14, 2011. Incorporated by reference to Post-Effective Amendment No. 52 to Registrant’s Registration Statement as filed with the Commission on August 29, 2011.

(10)	(a)	12b-1 Plan for the Polen Global SMID Company Growth Fund. Incorporated by reference to Post-Effective Amendment No. 302 to Registrant’s Registration Statement as filed with the Commission on February 28, 2023.

	(b)	Multiple Class Plan Pursuant to Rule 18f-3. Incorporated by reference to Post-Effective Amendment No. 316 to Registrant’s Registration Statement as filed with the Commission on July 21, 2023.

(11)	Opinion and Consent of Troutman Pepper Hamilton Sanders LLP. Incorporated by reference to Registrant’s Registration Statement on Form N-14 as filed with the Commission on June 30, 2023.

(12)	Opinion and Consent of Troutman Pepper Hamilton Sanders LLP, supporting the tax matters and consequences of securities being issued is filed herewith.

(13)	(a)	Expense Limitation/Reimbursement Agreement with Polen Capital Management LLC for the Polen Global SMID Company Growth Fund dated December 28, 2021, as amended and restated August 31, 2022. Incorporated by Reference to Post-Effective Amendment No. 284 to Registrant’s Registration Statement as filed with the Commission on August 29, 2022.

	(b)	Transfer Agency and Shareholder Services Agreement with BNY Mellon Investment Servicing (US) Inc. dated October 30, 2018. Incorporated by reference to Post-Effective Amendment No. 205 to Registrant’s Registration Statement as filed with the Commission on January 28, 2019.

	(c)	First Amendment to Transfer Agency and Shareholder Services Agreement dated December 31, 2018. Incorporated by reference to Post-Effective Amendment No. 205 to Registrant’s Registration Statement as filed with the Commission on January 28, 2019.

	(d)	Second Amendment to Transfer Agency and Shareholder Services Agreement dated October 12, 2020. Incorporated by reference to Post-Effective Amendment No. 255 to Registrant’s Registration Statement as filed with the Commission on January 28, 2021.

(e)	Third Amendment to Transfer Agency and Shareholder Services Agreement dated March 31, 2021. Incorporated by reference to Post-Effective Amendment No. 258 to Registrant’s Registration Statement as filed with the Commission on August 30, 2021.

(f)	Fourth Amendment to Transfer Agency and Shareholder Services Agreement dated December 2, 2021. Incorporated by reference to Post-Effective Amendment No. 266 to Registrant’s Registration Statement as filed with the Commission on January 28, 2022.

(g)	Fifth Amendment to Transfer Agency and Shareholder Services Agreement dated June 9, 2022. Incorporated by Reference to Post-Effective Amendment No. 284 to Registrant’s Registration Statement as filed with the Commission on August 29, 2022.

(h)	Sixth Amendment to Transfer Agency and Shareholder Services Agreement dated December 30, 2022. Incorporated by reference to Post-Effective Amendment No. 299 to Registrant’s Registration Statement as filed with the Commission on January 30, 2023.

(i)	Administration and Accounting Services Agreement with BNY Mellon Investment Servicing (US) Inc. (formerly, PFPC Inc.) dated July 19, 2007. Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement as filed with the Commission on July 27, 2007.

(j)	Amended and Restated Exhibit A to the Administration and Accounting Services Agreement dated December 30, 2022. Incorporated by reference to Post-Effective Amendment No. 299 to Registrant’s Registration Statement as filed with the Commission on January 30, 2023.

(k)	Fair Value Services Amendment to the Administration and Accounting Services Agreement dated August 12, 2010. Incorporated by reference to Post-Effective Amendment No. 33 to Registrant’s Registration Statement as filed with the Commission on August 30, 2010.

(l)	Amendment to the Administration and Accounting Services Agreement dated December 2, 2010. Incorporated by reference to Post-Effective Amendment No. 52 to Registrant’s Registration Statement as filed with the Commission on August 29, 2011.

	(m)	Amendment to the Administration and Accounting Services Agreement dated June 14, 2017. Incorporated by reference to Post-Effective Amendment No. 169 to Registrant’s Registration Statement as filed with the Commission on August 28, 2017.

	(n)	Amendment to the Administration and Accounting Services Agreement dated July 21, 2022. Incorporated by Reference to Post-Effective Amendment No. 284 to Registrant’s Registration Statement as filed with the Commission on August 29, 2022.

(14)	Consent of Independent Registered Public Accounting Firm. Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-14 filed with the Commission on August 7, 2023.

(15)	Not applicable.

(16)	Powers of Attorney for Robert J. Christian, Iqbal Mansur, Nicholas M. Marsini, Jr., Nancy B. Wolcott and Stephen M. Wynne. Incorporated by reference to Post-Effective Amendment No. 302 to the Registrant’s Registration Statement as filed with the Commission on February 28, 2023.

(17)	(a)	Code of Ethics of the Registrant. Incorporated by reference to Post-Effective Amendment No. 196 to Registrant’s Registration Statement as filed with the Commission on August 28, 2018.

Item 17.	Undertakings.

(1)	The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act 17 CFR 230.145c, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this registration statement on Form N-14 has been signed on behalf of the registrant, in the City of Wilmington, State of Delaware on the 15th day of August, 2023.

FUNDVANTAGE TRUST

By:	/s/ Joel L. Weiss
Joel L. Weiss, President and CEO

As required by the Securities Act of 1933, this registration statement on Form N-14 has been signed by the following persons in the capacities and on the dates indicated.

/s/ Robert J. Christian*	Trustee	August 15, 2023
Robert J. Christian

/s/ Iqbal Mansur*	Trustee	August 15, 2023
Iqbal Mansur

/s/ Nicholas M. Marsini, Jr.*	Trustee	August 15, 2023
Nicholas M. Marsini, Jr.

/s/ Nancy B. Wolcott*	Trustee	August 15, 2023
Nancy B. Wolcott

/s/ Stephen M. Wynne*	Trustee	August 15, 2023
Stephen M. Wynne

/s/ Christine S. Catanzaro	Treasurer and CFO	August 15, 2023
Christine S. Catanzaro

/s/ Joel L. Weiss	President and CEO	August 15, 2023
Joel L. Weiss

* By:	/s/ Joel L. Weiss
Joel L. Weiss
Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
(12)	Opinion and Consent of Troutman Pepper Hamilton Sanders LLP, supporting the tax matters and consequences of securities being issued